FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2008

(Santiago, Chile, April 29, 2008) Madeco S.A. (“Madeco”) (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the first quarter ended March 31, 2008. All figures are expressed in Chilean pesos as of March 31, 2008. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$ 437.71) and UF1.00= Ch$ 19,822.53 as of March 31, 2008.

Madeco Highlights

  On January 18, 2008, Madeco paid an interim dividend of Ch$2.65 per share, after this dividend was approved by the Company’s Board of Directors in its ordinary session held on December 18, 2007. The dividend was charged to net income of 2007, and was paid to all registered shareholders of the Company registered up to January 12, 2008.
  As was reported on February 21, 2008, Madeco and the French cable company Nexans signed a Purchase Agreement whereby Madeco agreed the transfer all its Cables unit assets in Colombia, Peru, Brazil, Argentina and Chile to Nexans in exchange for a cash consideration of US$448 million and 2.5 million shares of Nexans (estimated at US$267 million using Nexans’ share closing price at February 20, 2008). At the day of the agreement, the net income of the transaction was estimated at US$215 million (subject to variations of all factors involved in the calculation of this amount). The transaction must be closed no later than September 30, 2008.
  Revenues increased by 4.7% in 1Q08 compared to 1Q07, reaching Ch$172,447 million. Explained by higher prices of copper and aluminum, and increased volumes sales sold by Wire & Cable, Flexible Packaging and Brass Mills Units of 20.6%, 14.2% and 2.2%, respectively. This higher volumes sold were offset by lower sales of 17.6% by the Aluminum Profiles Unit.
  Operating income decreased by 18.6% in 1Q08 from Ch$11,594 million to Ch$9,432 million. This was mostly attributable to higher selling, general and administrative expenses (SG&A) of 7.1% and lower gross income of 8.0% compared to 1Q07, mainly as a result of higher productions costs, such as energy costs in Brazil, higher sales and marketing activities among others in Aluminum Profiles Unit, and lower margins obtained by the Cables unit. The lower margins associated with the Cables unit are largely explained by increased participation as percentage of unit’s sales of aluminum cables, which have lower margins than copper cables.
  For the first quarter of the year, the Company reported a net income of Ch$2,283 million, 67.8% below the Ch$7,095 million reported during the same period of 2007. This lower gain is explained by lower operating income of 18.6%, higher charges of non-operating income of 65,9% and increased Income tax charges, minority interest and others of 51.4%
  As of March 31, 2008, cash and cash equivalents were Ch$13,177 million compared to Ch$22,727 million in 2007. This is explained by lower cash flow from financing activities (mainly due to the payment of the dividend), lower cash from operational activities (lower inventories compared to December 2007) and cash needs associated with the Company’s investment plan (dedicated to acquisition of fixed assets), as well as lower initial cash balance compared to 2007.

  Highlights of the Income Statement (Exhibit 1)
Net Income
Net income for 1Q08 was Ch$2,283 million, lower than the Ch$7,095 million reported in 1Q07. This was mainly due to a reduction in operating income of Ch$2,162 million, higher non-operating losses of Ch$1,529 million and increased charges in income tax obligations, minority interest charges and others charges of Ch$1,122 million.

Revenues
Revenues were Ch$172,447 million in 1Q08, a 4.7% increase compared to the same period in the previous year. The higher consolidated revenues were largely explained by higher sales of Ficap (Ch$2,950 million), copper rod in Chile (Ch$2,800 million) and Chilean division of Brass Mills unit (Ch$1,466 million).

Gross Income
Gross income was Ch$18,097 million in 1Q08, 8.0% lower than the Ch$19,680 million reported in 1Q07. The reduction in gross income is explained by lower margins obtained by the Cable unit due to higher product mix of aluminum cables, and to higher charges and/or expenses related to raw materials, sales and marketing activities, and production costs.

Operating Income
Operating income totaled Ch$9,432 million for 1Q08, 18.6% lower than the Ch$11,594 million obtained in the same period the year before. The reduction in operating income is explained by a decrease of 8.0% in gross income and an increase of 7.1% in selling, general and administrative expenses as a result of higher expenses in the Aluminum Profiles unit to reinforce sales and marketing activities, higher taxes expenses and salaries.

Non-Operating Results
The Company’s non-operating losses amounted to Ch$3,847 million for 1Q08, 65.9% higher than the losses of Ch$2,319 million reported in 1Q07. This is basically due to a loss of Ch$1,011 million in foreign exchange differences, and Ch$534 million loss in price-level restatement results, partially offset by lower financial expenses of Ch$107 million. The loss in exchange differences is mainly due to the appreciation of the Brazilian Real, the Peruvian Sol and a net balance in U.S. dollars between accounts receivable and payable. The higher loss from price-level restatement is the result of the higher inflation in Chile.

Income Tax
During 1Q08, income tax amounted to Ch$2,245 million, higher than the Ch$1,392 million reported in 2007. The largest income tax is explained by higher charges for deferred taxes in Brazil and Peru. In addition, Decker-Indelqui ceased to have accumulated losses, so from this quarter began paying taxes.

Minority Interest
The Company’s minority interest charges (reflecting the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa) amounted to Ch$1,093 million in 1Q08 compared to Ch$797 million in 1Q07.

  Analysis by Business Unit (Exhibits 2 and 3)

Wire and Cable

Revenues of this unit in 1Q08 amounted to Ch$118,927 million (an increase of 6.4%), of which Ch$23,957 million came from sales of copper rod and Ch$94,970 million from sales of cables. Sales volume increased by 20.6% mainly due to an increase in aluminum cables sold in Brazil (90.0%), copper cables in Colombia (22.4%) and copper rod in Chile (13.1%). These volumes were partially offset by reduced sales of aluminum cables in Argentina (22.3%) and copper rod in Peru (6.9%).

Cost of sales totaled Ch$105,242 million in 1Q08, 8.8% higher than the Ch$96,752 million reported the year before as a result of the increase of the price of copper and aluminum, and higher energy costs largely explained by Brazil (due to lack of precipitations in this quarter).

Gross Income in 1Q08 decreased an 8.7% to Ch$13,685 from Ch$14,995 in 1Q07, as result of higher operational costs (energy and labor) and higher sales of aluminum cables (which have lower margin compared to copper cables).

Selling, general and administrative expenses increased by 15.3% in 1Q08 (from Ch$4,344 million to Ch$5,008 million), due to tax provision charges in Brazil and higher salaries (partially explained by high inflation observed in Chile and Argentina).

Operating income totaled Ch$8,677 million in 1Q08 compared to Ch$10,651 million in 1Q07, a decrease of 18.5%, explained by lower gross income and higher selling, general and administrative expenses.

Brass Mills

Revenues in 1Q08 were Ch$22,916 million, 7.6% higher than the Ch$21,291 million reported in 1Q07. This sales increase is mainly explained by a positive effect of higher sales prices and volumes sales when comparing both periods. The Chilean Brass Mills division and coins operations obtained higher sales volumes of 15.3% and 81.1%, respectively.

Cost of sales showed an increase of 7.4% between the first quarters of 2008 and 2007, mainly due to higher operational costs (i.e. energy, fuels, etc.), metal prices and labor costs.

Gross income presented a loss of Ch$273 million or a margin of a negative 1.2% over sales, mainly explained by higher costs of raw materials and the negative effect presented by the eroded exchange rate that affected revenues (mainly in dollars), over the cost of sales of this unit (mainly in Chilean pesos).

Selling, general and administrative expenses increased by 10.9%, from Ch$1,251 million to Ch$1,387 million. The increase is explained by higher commercial and sale expenses.

Operating income amounted a loss of Ch$1,660 million in 1Q08 compared to the loss of Ch$1,544 million in 1Q07 (7.5%), due to higher selling, general and administrative expenses, and a relatively higher gross income.

Flexible Packaging

Revenues decreased by 0.7% from Ch$22,424 million to Ch$22,268 million. Sales volume increased by 14.2% in 1Q08 (Chile rose by 18.0% and Argentina by 39.7%). The sales volumes of Peruplast reached 5,578 tonnes, an increase of 10.3% compared to the previous year.

Cost of sales decreased by 1.4%, from Ch$19,285 million to Ch$19,018 million. These costs diminution is explained by the reduction obtained by Peru offset by higher expenses in Chile and Argentina. In addition, during this quarter the Company faces higher energy and raw materials prices that were compensated among others by lower labor costs.

Gross income rose by 3.5% from Ch$3,139 million in 1Q07 to Ch$3,250 million, mainly due to higher gross margin obtained in Argentina and Peru in 1Q08, compared to the year before, offset by the lower margin observed in Chile. As a percentage of sales, the margin increased from 14.0% to 14.6%.

Selling, general and administrative expenses decreased to Ch$1,197 million from Ch$1,514 million in 1Q07, a reduction of 20.9%. These lower expenses are explained firstly by the reduction achieved in Peru and secondly by the reductions observed in Chile and Argentina, explained by lower salaries, consultant and sales expenses.

Operating income in 1Q08 was Ch$2,053 million compared to Ch$1,625 million in 1Q07. In terms of operating income, approximately Peru represented 50.1%, Chile 39.5% and Argentina 10.4%.

Aluminum Profiles

Revenues in 1Q08 decreased by 9.8% compared to 1Q07, from Ch$9,238 million to Ch$8,336 million. The increase in revenues is explained by higher prices, in despite of lower sales volume (volumes were reduced by 17.6% compared to march 2007).

Cost of sales decreased by 6.7%, from Ch$7,398 million to Ch$6,901 million. As a percentage of sales, the unit’s costs increased from 80.1% to 82.8%.

Gross income in 1Q08 decreased by 22.0% to Ch$1,435 million compared to Ch$1,840 million in 1Q07. As a percentage of sales, the ratio decreased from 19.9% to 17.2% in 1Q07.

Selling, general and administrative expenses increased by 9.7%, from Ch$978 million to Ch$1,073 million in 1Q08 due to the higher sales and marketing activities required to compete with Chinese imports, such as the expansion of its commercial network across Chile.

Operating income for 1Q08 was Ch$362 million compared to Ch$862 million reported in March 2007, mainly due to the higher selling, general and administrative expenses and a lower gross income.

  Balance Sheet Analysis (Exhibit 4)
Assets

The Company’s assets as of March 31, 2008 amounted to Ch$485,786 million, a decrease of 1.7% over the Ch$494,212 million reported as of March 31, 2007.

Current Assets
Amounted to Ch$295,360 million, 6.3% higher than 2007, mainly explained by higher inventories (Ch$19,001 million), time deposits and marketable securities (Ch$4,695 million) and recoverable taxes (Ch$4,044 million), offset by lower cash (Ch$7,223 million).

Property, Plant & Equipment
Amounted to Ch$159,921 million, a net reduction of Ch$19,535 million over 1Q07, explained by lower assets balance in Madeco’s abroad investments due to exchange differences (appreciation of currencies against U.S. dollar), offset by lower charges related to depreciation for the period of Ch$31,139 million.

Other Assets
Amounted to Ch$30,506 million, a 17.5% decrease (or a reduction of Ch$6,472 million) compared to 1Q07, mainly due to lower goodwill in Madeco’s abroad investments of Ch$6,331 million by the effect of exchanges differences.

Liabilities

Total liabilities as of March 31, 2008 totaled to Ch$213,487 million, an increase of 16.8% compared to 2007.

Bank Debt
Amounted to Ch$95,963 million at March 2008, representing an increase of Ch$18,608 million or 24.1% compared to the previous year. This reflects mainly higher debts of Cedsa, Indeco and Madeco Chile, to finance among others their working capital needs, several investments and the payment of Company’s dividend.

Bonds
Bonds payable amounted to Ch$22,195 million as of March 2008 which correspond to the D Series whose last repayment is scheduled for December 2011. The bonds outstanding were reduced by 18.3% with respect to the prior year due to paydown in June and December 2007. These bonds are payable semi-annually (principal and interest) and bear interest of UF + 5% per annum.

Shareholders’ Equity

As of March 31, 2008, shareholders’ equity was Ch$251,038 million, which represents a 10.7% decrease over 2007.

Paid Capital (Common Stock)
Totaled Ch$236,204 million at 1Q08, lower than the Ch$286,033 million reported in 1Q07, due mainly to the absorption of accumulated losses (this reduction was approved by the Extraordinary Shareholders’ Meeting held in April, 2007). This reduction was offset by a capital increase of Ch$5,822 million (historical value) related to the exercised stock options in 2007.

Share Premium
Amounted Ch$43,401 million compared to the Ch$43,424 million reported in March 2007.

Other Reserves
Decreased by Ch$35,727 million from positive Ch$183 million in 1Q07, due to a lower valuation of foreign investments in accordance with the Chilean accounting norm N°64.

Retained Earnings / (Accumulated Losses)
Amounted a profit of Ch$6,978 million compared to the loss of Ch$48,529 in 1Q07 due to the earnings obtained in 2007 and 1Q08, and the reduction of accumulated losses, offset by the payment of Company’s dividends. Since April 24, 2007, the Company no longer has accumulated losses (as was approved at the Extraordinary Shareholders’ Meeting). The previous balance was eliminated by a reduction in Paid Capital.

For further information contact:

Jose Luis Valdes

Head of Investor Relations
Phone : + (56 2) 520-1388
Fax : + (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, snacks and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(YTD March)

	million of Ch$			million of US$ (1)
	YTD Mar 07	YTD Mar 08	% Variation	YTD Mar 07	YTD Mar 08	% Variation

Revenues	164.700	172.447	4,7%	305,4	394,0	29,0%
COGS	(145.019)	(154.350)	6,4%	(268,9)	(352,6)	31,1%
Gross Income	19.680	18.097	-8,0%	36,5	41,3	13,3%
SG&A	(8.086)	(8.665)	7,1%	(15,0)	(19,8)	32,0%
Operating Income	11.594	9.432	-18,6%	21,5	21,5	0,2%

Financial income	619	433	-30,1%	1,1	1,0	-13,9%
Equity in earning (losses) of related companies	4	(6)	-247,6%	0,0	(0,0)	-281,8%
Other non-operating income	692	362	-47,7%	1,3	0,8	-35,5%
Financial expenses	(3.327)	(3.221)	-3,2%	(6,2)	(7,4)	19,2%
Positive goodwill amortization	(473)	(377)	-20,3%	(0,9)	(0,9)	-1,8%
Other non-operating expenses	(638)	(298)	-53,3%	(1,2)	(0,7)	-42,5%
Price-level restatement	804	(741)	-192,1%	1,5	(1,7)	-213,5%
Non-Operating Results	(2.319)	(3.847)	65,9%	(4,3)	(8,8)	104,4%

Income (Loss) before income taxes	9.275	5.585	-39,8%	17,2	12,8	-25,8%
Income tax	(1.392)	(2.245)	61,3%	(2,6)	(5,1)	98,7%
Minority interest	(797)	(1.093)	37,2%	(1,5)	(2,5)	69,0%
Negative goodwill amortization	8	36	336,7%	0,0	0,1	438,0%
Net Income (Loss)	7.095	2.283	-67,8%	13,2	5,2	-60,4%

Gross Margin	11,9%	10,5%		11,9%	10,5%
SG&A / Sales	4,9%	5,0%		4,9%	5,0%
Operating Margin	7,0%	5,5%		7,0%	5,5%

1 Exchange rate on March 31, 2008, US$1.00 = 437.71
1 Exchange rate on March 31, 2007, US$1.00 = 539.21

Exhibit 2: EBITDA by Business Unit
(YTD March)

YTD Mar 07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	19.494	92.253	21.291	22.424	9.238	164.700
COGS	(19.121)	(77.631)	(21.584)	(19.285)	(7.398)	(145.019)
Gross Income	373	14.622	(293)	3.139	1.840	19.681
SG&A	(53)	(4.291)	(1.251)	(1.514)	(978)	(8.087)
Operating Income	320	10.331	(1.544)	1.625	862	11.594
EBITDA	358	12.349	(875)	2.978	1.161	15.971

Gross Margin	1,9%	15,8%	-1,4%	14,0%	19,9%	11,9%
SG&A / Sales	0,3%	4,7%	5,9%	6,8%	10,6%	4,9%
EBITDA Margin	1,8%	13,4%	-4,1%	13,3%	12,6%	9,7%

Segment Contribution
% Revenues	11,8%	56,0%	12,9%	13,6%	5,6%	100,0%
% EBITDA	2,2%	77,3%	-5,5%	18,6%	7,3%	100,0%

YTD Mar 08
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	A. PROFILES	Total

Revenues	23.957	94.970	22.916	22.268	8.336	172.447
COGS	(22.983)	(82.259)	(23.189)	(19.018)	(6.901)	(154.350)
Gross Income	974	12.711	(273)	3.250	1.435	18.097
SG&A	0	(5.008)	(1.387)	(1.197)	(1.073)	(8.665)
Operating Income	974	7.703	(1.660)	2.053	362	9.432
EBITDA	929	9.118	(1.166)	3.189	737	12.807

Gross Margin	4,1%	13,4%	-1,2%	14,6%	17,2%	10,5%
SG&A / Sales	0,0%	5,3%	6,1%	5,4%	12,9%	5,0%
EBITDA Margin	3,9%	9,6%	-5,1%	14,3%	8,8%	7,4%

Segment Contribution
% Revenues	13,9%	55,1%	13,3%	12,9%	4,8%	100,0%
% EBITDA	7,3%	71,2%	-9,1%	24,9%	5,8%	100,0%

2007 versus 2008
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	A. PROFILES	Total

Revenues	22,9%	2,9%	7,6%	-0,7%	-9,8%	4,7%
COGS	20,2%	6,0%	7,4%	-1,4%	-6,7%	6,4%
Gross Income	161,1%	-13,1%	-6,8%	3,5%	-22,0%	-8,0%
SG&A	-100,0%	16,7%	10,9%	-20,9%	9,7%	7,1%
Operating Income	204,4%	-25,4%	7,5%	26,3%	-58,0%	-18,6%
EBITDA	159,5%	-26,2%	33,3%	7,1%	-36,5%	-19,8%

Exhibit 3: EBITDA by Business Unit and Country
(YTD March)

	YTD Mar 07								YTD Mar 08
	(millon of Ch$)								(millon of Ch$)
	Chile	Peru					Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	2.696	2.613					0	5.309	4.045	2.433					0	6.478
Tons (Intercompany)	1.723	0					(1.723)	0	954	0					(954)	0
Tons (Total)	4.419	2.613					(1.723)	5.309	4.999	2.433					(954)	6.478

Revenues (Third parties)	9.808	9.686					0	19.494	15.416	8.541					0	23.957
Revenues (Intercompany)	6.319	0					(6.319)	0	3.511	0					(3.511)	0
Total revenues	16.127	9.686					(6.319)	19.494	18.927	8.541					(3.511)	23.957
COGS	(15.876)	(9.694)					6.449	(19.121)	(18.418)	(8.309)					3.744	(22.983)
Gross Income	251	(8)					130	373	509	232					233	974
SG&A	0	(53)					0	(53)	0	0					0	0
Operating Income	251	(61)					130	320	509	232					233	974
EBITDA	291	(62)					129	358	509	232					188	929

Gross Margin	1,6%	-0,1%	-	-	-		-	1,9%	2,7%	2,7%	-	-	-	-	-	4,1%
EBITDA Margin	1,8%	-0,6%	-	-	-		-	1,8%	2,7%	2,7%	-	-	-	-	-	3,9%

	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	2.365	8.836	0	2.157	3.863	853	0	18.074	2.322	12.254	0	1.380	4.699	1.061	0	21.716
Tons (Intercompany)	32	189	0	253	2	0	(476)	0	38	274	0	351	135	0	(798)	0
Tons (Total)	2.397	9.025	0	2.410	3.865	853	(476)	18.074	2.360	12.528	0	1.731	4.834	1.061	(798)	21.716
Kms.	0	0	821	0	0	0	0	821	0	0	772	0	0	0	0	772

Revenues (Third parties)	13.436	43.913	639	6.464	23.119	4.682	0	92.253	13.110	46.575	469	4.406	24.553	5.857	0	94.970
Revenues (Intercompany)	394	691	0	668	0	0	(1.753)	0	534	979	0	602	544	0	(2.659)	0
Total revenues	13.830	44.604	639	7.132	23.119	4.682	(1.753)	92.253	13.644	47.554	469	5.008	25.097	5.857	(2.659)	94.970
COGS	(11.872)	(37.517)	(606)	(6.143)	(19.298)	(3.960)	1.765	(77.631)	(12.411)	(42.010)	(431)	(4.261)	(21.057)	(4.857)	2.768	(82.259)
Gross Income	1.958	7.087	33	989	3.821	722	12	14.622	1.233	5.544	38	747	4.040	1.000	109	12.711
SG&A	(554)	(2.203)	(86)	(282)	(605)	(239)	(322)	(4.291)	(673)	(2.622)	(45)	(218)	(777)	(300)	(373)	(5.008)
Operating Income	1.404	4.884	(53)	707	3.216	483	(310)	10.331	560	2.922	(7)	529	3.263	700	(264)	7.703
EBITDA	1.786	6.102	(3)	790	3.460	544	(330)	12.349	888	3.695	30	583	3.473	760	(311)	9.118

Gross Margin	14,2%	15,9%	5,2%	13,9%	16,5%	15,4%	-	15,8%	9,0%	11,7%	8,1%	14,9%	16,1%	17,1%	-	13,4%
EBITDA Margin	12,9%	13,7%	-0,5%	11,1%	15,0%	11,6%	-	13,4%	6,5%	7,8%	6,4%	11,6%	13,8%	13,0%	-	9,6%

	Chile	Coin	Argentina				Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	4.184	600	37				0	4.821	4.343	67	547				0	4.957
Tons (Intercompany)	280	9	0				(289)	0	805	0	0				(805)	0
Tons (Total)	4.464	609	37				(289)	4.821	5.148	67	547				(805)	4.957

Revenues (Third parties)	17.146	2.825	1.320				0	21.291	17.639	1.503	3.774				0	22.916
Revenues (Intercompany)	2.186	43	79				(2.308)	0	3.159	474	154				(3.787)	0
Total revenues	19.332	2.868	1.399				(2.308)	21.291	20.798	1.977	3.928				(3.787)	22.916
COGS	(20.174)	(2.709)	(1.022)				2.321	(21.584)	(21.536)	(1.761)	(3.740)				3.848	(23.189)
Gross Income	(842)	159	377				13	(293)	(738)	216	188				61	(273)
SG&A	(857)	(203)	(93)				(98)	(1.251)	(1.010)	(105)	(161)				(111)	(1.387)
Operating Income	(1.699)	(44)	284				(85)	(1.544)	(1.748)	111	27				(50)	(1.660)
EBITDA	(1.197)	62	355				(95)	(875)	(1.309)	185	84				(126)	(1.166)

Gross Margin	-4,4%	5,5%	26,9%	-	-		-	-1,4%	-3,5%	10,9%	4,8%	-	-	-	-	-1,2%
EBITDA Margin	-6,2%	2,2%	25,4%	-	-		-	-4,1%	-6,3%	9,4%	2,1%	-	-	-	-	-5,1%

	Chile	Argentina	Peru				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	2.627	1.267	5.057				(109)	8.842	3.100	1.770	5.578				(352)	10.096
Tons (Intercompany)	0	0	0				0	0	0	0	0				0	0
Tons (Total)	2.627	1.267	5.057				(109)	8.842	3.100	1.770	5.578				(352)	10.096

Revenues (Third parties)	8.577	3.909	11.496				(1.558)	22.424	9.044	4.147	9.575				(498)	22.268
Revenues (Intercompany)	0	0	0				0	0	0	0	0				0	0
Total revenues	8.577	3.909	11.496				(1.558)	22.424	9.044	4.147	9.575				(498)	22.268
COGS	(7.071)	(3.638)	(9.991)				1.415	(19.285)	(7.745)	(3.744)	(8.003)				474	(19.018)
Gross Income	1.506	271	1.505				(143)	3.139	1.299	403	1.572				(24)	3.250
SG&A	(501)	(200)	(767)				(46)	(1.514)	(455)	(181)	(502)				(59)	(1.197)
Operating Income	1.005	71	738				(189)	1.625	844	222	1.070				(83)	2.053
EBITDA	1.456	315	1.385				(178)	2.978	1.345	429	1.497				(82)	3.189

Gross Margin	17,6%	6,9%	13,1%	-	-		-	14,0%	14,4%	9,7%	16,4%	-	-	-	-	14,6%
EBITDA Margin	17,0%	8,1%	12,0%	-	-		-	13,3%	14,9%	10,3%	15,6%	-	-	-	-	14,3%

	Chile							PROFILES	Chile							PROFILES

Tons (Third parties)	2.899							2.899	2.389							2.389
Tons (Intercompany)	0							0	0							0
Tons (Total)	2.899							2.899	2.389							2.389

Revenues (Third parties)	9.238							9.238	8.336							8.336
Revenues (Intercompany)	0							0	0							0
Total revenues	9.238							9.238	8.336							8.336
COGS	(7.398)							(7.398)	(6.901)							(6.901)
Gross Income	1.840							1.840	1.435							1.435
SG&A	(978)							(978)	(1.073)							(1.073)
Operating Income	862							862	362							362
EBITDA	1.161							1.161	737							737

Gross Margin	19,9%	-	-	-	-		-	19,9%	17,2%	-	-	-	-	-	-	17,2%
EBITDA Margin	12,6%	-	-	-	-		-	12,6%	8,8%	-	-	-	-	-	-	8,8%

Exhibit 4: Consolidated Balance Sheet

	million of Ch$		million of US$ (1)
	YTD Mar 07	YTD Mar 08	YTD Mar 07	YTD Mar 08

Cash	15.594	8.371	28,9	19,1
Time deposits and marketable securities	111	4.806	0,2	11,0
Accounts receivable	122.969	121.364	228,1	277,3
Accounts receivable from related companies	1.197	1.886	2,2	4,3
Inventories	107.800	126.801	199,9	289,7
Recoverable taxes	10.335	14.379	19,2	32,9
Prepaid expenses and other current assets	19.772	17.752	36,7	40,6
Current Assets	277.778	295.360	515,2	674,8

Property, plant and equipment (net)	179.455	159.921	332,8	365,4

Investments	6.314	6.115	11,7	14,0
Goodwill (net)	18.970	12.157	35,2	27,8
Long-term receivables	401	217	0,7	0,5
Other	11.292	12.017	20,9	27,5
Other Assets	36.978	30.506	68,6	69,7

ASSETS	494.212	485.786	916,5	1.109,8

Short-term bank borrowings	20.410	48.231	37,9	110,2
Current portion of long-term bank and other debt	16.272	16.873	30,2	38,5
Current portion of bonds payable	5.245	5.403	9,7	12,3
Current portion of long-term liabilities	1.992	2.091	3,7	4,8
Dividends payable	261	626	0,5	1,4
Accounts payable	38.343	55.392	71,1	126,5
Notes payable	1.546	2.219	2,9	5,1
Other payables	105	273	0,2	0,6
Notes and accounts payable to related companies	442	705	0,8	1,6
Accrued expenses	8.544	8.873	15,8	20,3
Withholdings payable	2.346	2.161	4,3	4,9
Deferred income	5.433	3.368	10,1	7,7
Income taxes	-	-	-	-
Other current liabilities	2.434	3.365	4,5	7,7
Current Liabilities	103.371	149.580	191,7	341,7

Long-term bank and other debt	51.554	41.761	95,6	95,4
Bonds payable	21.908	16.792	40,6	38,4
Accrued expenses	5.975	5.353	11,1	12,2
Long-Term Liabilities	79.436	63.907	147,3	146,0

Minority Interest	30.293	21.261	56,2	48,6

Common stock	286.033	236.204	530,5	539,6
Share premium	43.424	43.401	80,5	99,2
Reserves	183	(35.544)	0,3	(81,2)
Retained earnings	(48.529)	6.978	(90,0)	15,9
Total Shareholders' Equity	281.111	251.038	521,3	573,5

LIABILITIES AND SHAREHOLDERS' EQUITY	494.212	485.786	916,5	1.109,8

1 Exchange rate on March 31, 2008, US$1.00 = 437.71
1 Exchange rate on March 31, 2007, US$1.00 = 539.21

Exhibit 5: Consolidated Statement of Cash Flow

	million of Ch$		million of US$ (1)
	YTD Mar 07	YTD Mar 08	YTD Mar 07	YTD Mar 08

Cash received from customers	188.510	185.175	349,6	423,1
Financial income received	821	890	1,5	2,0
Dividends and other distributions	-	-	-	-
Other incomes	1.543	3.989	2,9	9,1
Payments to suppliers and employees	(162.732)	(169.560)	(301,8)	(387,4)
Interests paid	(1.907)	(1.847)	(3,5)	(4,2)
Income taxes paid	(1.344)	(4.128)	(2,5)	(9,4)
Other expenses	(1.366)	(1.544)	(2,5)	(3,5)
Added Value Tax and others	(1.288)	(945)	(2,4)	(2,2)
Cash Flow from Operating Activities	22.236	12.030	41,2	27,5

Sale of Property, Plant and Equipment	249	27	0,5	0,1
Sale of permanent investments	-	-	-	-
Sale of other investments	-	-	-	-
Other proceeds from investments	4.158	-	7,7	-
Acquisition of fixed assets	(5.181)	(6.015)	(9,6)	(13,7)
Permanent investments	(7.185)	-	(13,3)	-
Other disbursements	-	(97)	-	(0,2)
Cash Flow used in Investing Activities	(7.959)	(6.085)	(14,8)	(13,9)

Issuance of shares	349	-	0,6	-
Loans obtained	26.285	58.792	48,7	134,3
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(223)	(15.840)	(0,4)	(36,2)
Capital distributions	-	-	-	-
Repayments of bank borrowings	(37.106)	(46.645)	(68,8)	(106,6)
Repayments of bonds	-	-	-	-
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	-	-	-	-
Others	-	-	-	-
Cash Flow provided by Financing Activities	(10.694)	(3.692)	(19,8)	(8,4)

Net Cash Flow for the Period	3.582	2.253	6,6	5,1

Effect of price-level restatements on cash and cash equivalents	141	(365)	0,3	(0,8)

Net increase in cash and cash equivalents	3.723	1.888	6,9	4,3

Cash and cash equivalents at the beginning of year	19.004	11.288	35,2	25,8

Cash and cash equivalents at end of the period	22.727	13.177	42,1	30,1

1 Exchange rate on March 31, 2008, US$1.00 = 437.71
1 Exchange rate on March 31, 2007, US$1.00 = 539.21